UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alteryx, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156B103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 02156B103

1	NAMES OF REPORTING PERSONS Thomson Reuters Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 4,245,2311 2
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 4,245,2311 2
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,245,2311 2
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 15.1%2 3
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[1]	Indirectly held through Thomson Reuters U.S. LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of Thomson Reuters Corporation.
[2]	Consists of 4,245,231 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock in the circumstances described herein. See Item 4.
[3]	Based on the quotient obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 23,921,917 shares of Class A Common Stock outstanding as of November 3, 2017, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 9, 2017, and (ii) 4,245,231 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)(ii)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

CUSIP NO. 02156B103

1	NAMES OF REPORTING PERSONS Thomson Reuters U.S. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 4,245,231[1]
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 4,245,231[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,245,231[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 15.1%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]	Consists of 4,245,231 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock is convertible into one (1) share of Class A Common Stock in the circumstances described herein. See Item 4.
[2]	Based on the quotient obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 23,921,917 shares of Class A Common Stock outstanding as of November 3, 2017, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 9, 2017, and (ii) 4,245,231 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)(ii)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

CUSIP NO. 02156B103

Item 1(a).	Name of Issuer

Alteryx, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

3345 Michelson Drive, Suite 400, Irvine, California

Item 2(a).	Name of Persons Filing

Thomson Reuters Corporation (“Thomson Reuters”)

Thomson Reuters U.S. LLC (“US LLC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of Thomson Reuters is:

333 Bay Street, Suite 400

Toronto, Ontario, Canada, M5H 2R2

The address of US LLC is:

One Station Place

Stamford, Connecticut 06902, United States

Item 2(c).	Citizenship

See Row 4 of the cover pages

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

02156B103

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of the cover pages. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the transfer, whether or not for value, to any transferee who is not a “Permitted Transferee,” as defined in the Issuer’s Restated Certificate of Incorporation. Each share of Class B Common Stock will also convert automatically into one (1) share of Class A Common Stock upon the earliest to occur of the following: (a) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B Common Stock, (b) March 29, 2027, and (c) the date the shares of Class B Common Stock cease to represent at least 10% of all outstanding shares of Common Stock. The shares of Class A Common Stock and Class B Common Stock have no expiration date.

US LLC directly owns 4,245,231 shares of Class B Common Stock of the Issuer which are convertible into Class A Common Stock, as described above. US LLC is a wholly-owned indirect subsidiary of Thomson Reuters and therefore, assuming the Class B Common Stock are converted into Class A Common Stock, Thomson Reuters may be deemed to beneficially own 4,245,231 shares of Class A Common Stock of the Issuer.

CUSIP NO. 02156B103

(b)	Percent of Class:

See Row 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Row 5 of the cover pages.

(ii)	shared power to vote or to direct the vote:

See Row 6 of the cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Row 7 of the cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Row 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Exhibits

99.1	Joint Filing Agreement

CUSIP NO. 02156B103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

THOMSON REUTERS CORPORATION

By:	/s/ Marc E. Gold
Name: Marc E. Gold Title: Assistant Secretary

THOMSON REUTERS U.S. LLC

By:	/s/ John Bellizzi
Name: John Bellizzi Title: Vice President